Exhibit (11)


FLORIDA ROCK INDUSTRIES, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Years Ended September 30
                                         2001            2000          1999

Net income                            $69,284,000     59,714,000     46,557,000

Common shares:

Weighted average shares outstanding
 during the period -  shares used
 for basic earnings per share          28,007,384     27,889,131     28,291,293

Shares issuable under stock options
 which are potentially dilutive           613,098        562,127        626,433

Shares used for diluted earnings
 per share                             28,620,482     28,451,258     28,917,726

Basic earnings per common share             $2.47           2.14           1.65

Diluted earnings per common share           $2.42           2.10           1.61





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